Exhibit 99.1

Sol-Gel Technologies Appoints John Vieira as U.S. Head of Commercialization

Ness Ziona, Israel, January 15, 2019 (GLOBE NEWSWIRE) – Sol-Gel Technologies Ltd. (NASDAQ: SLGL) (“Sol-Gel” or the “Company”), a clinical-stage dermatology company focused on identifying, developing and commercializing branded and generic topical drug products for the treatment of skin diseases, today announced the appointment of John M. Vieira as U.S. Head of Commercialization.

"John brings a track record of success in the dermatology space as well as extensive cross-functional executive expertise in successfully launching specialty dermatology products in the U.S. market, which is ideally suited for Sol-Gel," commented Dr. Alon Seri-Levy, Sol-Gel Technologies’ Chief Executive Officer. "John’s appointment is the next step in building out our commercial infrastructure as we now have two product candidates in Phase III clinical trials and are in preparation to potentially file two new drug applications (NDAs) in 2020."

Mr. Vieira commented, “Sol-Gel is at an exciting time where its novel topical microencapsulation technology has demonstrated benefits to people suffering from acne vulgaris and papulopustular rosacea in clinical trials. I am pleased to become part of an experienced management team focused on bringing differentiated dermatological products to the market.”

Mr. Vieira brings nearly 25 years of pharmaceutical industry experience in commercial operations, regulatory affairs, sales and marketing, pricing strategy, reimbursement and business development within the healthcare and biopharmaceutical industries in the U.S with a focus on specialty dermatology products. He joins Sol-Gel Technologies from Leo Pharmaceuticals where he served in U.S. and Global Marketing roles. Prior to Leo Pharmaceuticals, Mr. Vieira was Executive Director, Thrombosis, at Daiichi Sankyo, where he led the global launch of a major anti-coagulant, following various senior leadership roles in the U.S. commercial operations. Prior to Daiichi Sankyo, Mr. Vieira held leadership positions at several healthcare companies, including Organon Biopharmaceuticals and GlaxoSmithKline, successfully launching over six new global and U.S. products in diverse therapeutic areas. Mr. Vieira received his MBA from Rutgers University and earned his BA degrees from York University in Toronto, Canada.

About Sol-Gel Technologies

Sol-Gel is a clinical-stage dermatology company focused on identifying, developing and commercializing branded and generic topical drug products for the treatment of skin diseases. Sol-Gel’s current product candidate pipeline consists of late-stage branded product candidates that leverage our proprietary, silica-based microencapsulation technology platform, and several generic product candidates across multiple indications. For additional information, please visit www.sol-gel.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statement, including but not limited to, the following: the fact that we have and expect to continue to incur significant losses; our need for additional funding, which may not be available; our ability to complete the development of our product candidates; our ability to obtain and maintain regulatory approvals for our product candidates in our target markets and the possibility of adverse regulatory or legal actions relating to our product candidates even if regulatory approval is obtained; our ability to rely on data from our Phase II TWIN trial to advance the development of SIRS-T; our ability to commercialize our product candidates; our ability to obtain and maintain adequate protection of our intellectual property; our ability to manufacture our product candidates in commercial quantities, at an adequate quality or at an acceptable cost; our ability to establish adequate sales, marketing and distribution channels; acceptance of our product candidates by healthcare professionals and patients; the possibility that we may face third-party claims of intellectual property infringement; the timing and results of clinical trials that we may conduct or that our competitors and others may conduct relating to our or their products; intense competition in our industry, with competitors having substantially greater financial, technological, research and development, regulatory and clinical, manufacturing, marketing and sales, distribution and personnel resources than we do; potential product liability claims; potential adverse federal, state and local government regulation in the United States, Europe or Israel; and loss or retirement of key executives and research scientists. These and other important factors discussed in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 26, 2018 and our other reports filed with the SEC could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management’s estimates as of the date of this press release. While we may elect to update such forward-looking statements at some point in the future, we disclaim any obligation to do so, even if subsequent events cause our views to change.

For further information, please contact:
Sol-Gel Contact:
Gilad Mamlok
Chief Financial Officer
+972-8-9313433

Investor Contact:
Patricia L. Bank
Westwicke, an ICR Company
+1-415-513-1284
patti.bank@westwicke.com